Filed pursuant to Rule 433

Registration No. 333-151523

Understanding MacroShares Major Metro Housing
Underlying Value, Leverage Factor and Market Price

Underlying Value: Reflects Cumulative Index Change

The Underlying Value (UV) will increase or decrease according to the cumulative percentage change in the S&P/CS Composite-10 Home Price Index, multiplied by three (the leverage factor) over the life of the securities. This is fundamentally different than that of ETFs, which calculate NAV based on increases or decreases in securities prices on a daily basis to replicate short-term index movements.

Here is a summary of how UV is computed for MacroShares.

For simplicity, the following formulas and tables do not reflect the impact of daily trust income and expense accruals on UV. For more details, please refer to the prospectus.

Current Index Level	Latest S&P/CS Composite-10 Index Level
Initial Index Level	162.17, the level published February 2009
Leverage Factor	3
Par Value	$25 (UV based on the Initial Index Level of 162.17)

UMM Underlying Value

	[(	Current Index Level	- 1)	x 3 x $25	]
$25 Par Value +
162.17

plus interest income, minus trust expenses

DMM Underlying Value

$50 Combined UV – UMM UV

plus interest income, minus trust expenses

Underlying Value Changes:

Adjusted According to Cumulative % Change in the Index

2009	Feb	Mar	Apr	May	June

S&P/CS Composite-10 Index	162.17	158.04	154.70	151.41	150.34
Level (on indicated publication date)

Cumulative Index % Change	-	-2.55%	-4.61%	-6.64%	7.29%
(from Initial Index Level of 162.17)

Cumulative Index % Change x 3	-	-7.64%	-13.82%	19.91%	-21.88%

UMM Underlying Value	$25.00	$23.09	$21.55	$20.02	$19.53
Cumulative $ Change	-	-$1.91	-$3.45	-$4.98	-$5.47

DMM Underlying Value	$25.00	$26.91	$28.45	$29.98	$30.47
Cumulative $ Change	-	$1.91	$3.45	$4.98	$5.47

¢ Underlying Value FAQs

¢ Translating S&P/CS Composite-10 Index Levels to UMM & DMM UVs

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Leverage Factor: Applied to Cumulative Index Change

The leverage factor of a MacroShare is applied to the cumulative percentage change from the inception index level (162.17) to the current index level, which is then applied to the UVs[1]. Among exchange-traded products, this approach to applying a leverage factor is unique to MacroShares - and it is more consistent with the needs of buy-and-hold investors. In contrast, most levered ETFs apply the index multiplier to index performance each day.

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Market Price: Reflects Expectations of the Future

MacroShares have a stated maturity date and value upon termination equal to UV, and as a result, their market prices naturally reflect expectations of what the cumulative index change will be at the end of the security’s life. These expectations are influenced by a variety of factors – like interest rate changes, housing starts, government housing policies and initiatives, etc. – and are subject to change at any moment. Thus, the market prices of MacroShares will, much like stocks and bonds, be driven by all factors that could impact future cash flows and trade at premiums and discounts to underlying “book” value.

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Premiums & Discounts: Individual MacroShares (UMM or DMM)

Individual MacroShares (e.g., UMM, DMM) trade with premium and discounted market prices. This is normal for MacroShares, as it is for a variety of other more familiar types of financial instruments, including stocks, bonds and commodities. Financial instruments that exhibit premium and discounted market prices can provide important price discovery that otherwise would not exist. For example, at any moment in time, the market price of either UMM or DMM implies the market consensus index level at maturity (reflects data through August 2014), from which estimates of expected cumulative home price changes can be determined. Like an individual stock, bond or futures contract, MacroShares make investing in assets that have incomplete or inefficient markets possible.

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Premiums & Discounts: Paired MacroShares (UMM and DMM, when combined)

It is important to note that while UMM and DMM market prices normally deviate from their individual respective UVs, as “paired” securities, their combined market prices tend to be very close to combined UV. This market discipline occurs because MacroShares can be continuously created and redeemed in pairs of equal share quantities at prevailing UV. If the combined market price of (UMM + DMM) was greater than the combined UV, more (paired) shares would be created relatively cheaply (at combined UV) and then sold into the market for the combined premium; if the combined market price of (UMM + DMM) was less than the combined UV, paired shares would be purchased in the market relatively cheaply at the discounted price and then redeemed (at combined UV) for a profit. Thus, as a pair, the combined market prices of MacroShares do not significantly diverge from combined UV.

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[1] While the leverage factor amplifies cumulative benchmark index returns (and inverse returns) of MacroShares, it also serves to narrow the index performance range inherent in the paired structure. In the case of UMM and DMM (index leverage factor = 3), this means that if the initial index level changes by +/- 33% or more during the life of the securities (relative to the starting index level, 162.17) and remains at that level for three consecutive index publication dates, a termination event would be triggered, with shares automatically redeemed at prevailing UV. Please read the prospectus for more details.

MacroShares™ is a trademark of MacroMarkets LLC. “Standard & Poor’s®” and “S&P®” are registered trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and have been licensed for use by MacroMarkets LLC. CSW®, Case-Shiller®, CS™, Fiserv®, and Case Shiller Indexes® are trademarks of Fiserv Fulfillment Services Inc. (f/k/a Fiserv CSW, Inc.) and have been licensed for use by Standard & Poor’s. MacroShares are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), Fiserv, or any of their third party licensors. Neither S&P nor its third party licensors make any representation or warranty, express or implied, to the owners of MacroShares or any member of the public regarding the advisability of investing in securities generally or in MacroShares particularly or the ability of any S&P/Case-Shiller Home Price Index to track performance of the residential real estate and housing markets. S&P’s and its third party licensors’ only relationship to MacroMarkets is the licensing of certain trademarks and trade names of S&P and the third party licensors and of certain S&P/CS Indices, which are determined, composed and calculated by S&P or its third party licensors without regard to MacroMarkets or MacroShares. S&P and its third party licensors have no obligation to take the needs of its licensees or the owners of MacroShares into consideration in determining, composing or calculating any S&P/CS Index. Neither S&P nor its third party licensors is responsible for and none has participated in determining the pricing, quantities or timing of any issuance or sale of MacroShares or the assessment or method of settlement calculation therefor. S&P has no obligation or liability in connection with the administration, marketing or trading of MacroShares.

The depositor of the MacroShares Major Metro Housing Up and Down Trusts, MacroShares Housing Depositor, LLC (”MHD”), is owned by MacroMarkets LLC which acts as the administrator and whose affiliate, MacroFinancial LLC (”MF”), acts as the marketing agent for the trust. MHD, a Delaware limited liability company, has filed a registration statement (including a prospectus) with the SEC for the offering to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the trusts and the offering. MF, MHD, any underwriter or any dealer participating in the offering can arrange to send you the prospectus upon request, or you may retrieve these documents at no charge by visiting EDGAR on the SEC web site (www.sec.gov). Investors should carefully read the prospectus, and carefully consider the investment objectives and policies, risk considerations, charges and ongoing expenses of the Up and Down Trusts before investing or sending money. The prospectus contains this and other information relevant to an investment in MacroShares. MacroMarkets LLC conducts all of its securities transactions through its subsidiary, MacroFinancial LLC, member FINRA. If you have any questions or have any difficulty accessing a prospectus, please contact your securities representative or:

MacroFinancial, LLC	MacroShares Housing Depositor, LLC
14 Main Street, Suite 300	1-888-Macros1 (888-622-7671)
Madison, NJ 07940